August 22, 2011

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010

Re:	eResearchTechnology, Inc. Form 10-K for Fiscal Year ended December 31, 2010 Filed March 3, 2011 File No. 000-29100
Ladies and Gentlemen:
Set forth below are the comments contained in your August 11, 2011 letter with respect to the above-captioned filing, together with our responses to the comments.
Form 10-K for Fiscal year Ended December 31, 2010
Exhibits
1.	We note that Exhibit 10.9, 10.15 10.16, 10.17, 10.19, 10.42, 10.45, 10.53 and 10.57 are missing schedules, attachments or exhibits. We also note that Exhibit 10.48 to the Form 10-Q filed on May 6, 2011 and Exhibit 10.44 to the Form 10-Q filed on August 5, 2011 are missing exhibits, schedules or attachments. Please confirm that you will file these exhibits in their entirety with your next periodic report.
Exhibits 10.42, 10.45, 10.53 and 10.57 filed with our Annual Report on Form 10-K for the Fiscal Year ended December 31, 2010, Exhibit 10.48 filed with our Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2011 and Exhibit 10.44 filed with our Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2011 are management employment agreements. These agreements contemplate an Exhibit A if the executives have made any discoveries, improvements or other inventions prior to employment with us that have not been filed with the United States Patent Office. In none of these agreements was there any such information to be described, and thus there is no “Exhibit A” to file with respect to these exhibits.

Securities and Exchange Commission
August 22, 2011

We will file the exhibits, schedules and attachments for the other referenced exhibits with our Quarterly Report on Form 10-Q for the quarter ending September 30, 2011, subject to any confidential treatment request we may determine to submit.
Schedule 14A filed March 9, 2011
Elements of Our Compensation Program, page 14
2.	We note your disclosure in the last paragraph of page 15 that the executive’s annual performance-based incentive bonus is tied to, among other things, individual performance objectives, generally including up to four specific objectives based on the officer’s area of responsibility. Please confirm that in future filings you will provide additional qualitative disclosure for the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K. Please provide us with proposed draft disclosure.
We do provide qualitative disclosure regarding the individual performance objectives for our named executive officers in the executive compensation portion of our proxy statements. We have historically included such disclosure within the discussion of each named executive officer’s actual annual compensation for the prior year. See, for example, the discussion in the second full paragraph on page 21 under the caption “Compensation of Our Named Executive Officers” regarding the individual performance objectives for Keith D. Schneck, our Executive Vice President and Chief Financial Officer (“...individual performance objectives, which included enhancing the tax efficiency and cash flow of our operations, conducting a review of our enterprise risk management, improving investor relations, improving our planning and forecasting processes and actively supporting corporate development activities”). We provided comparable disclosure regarding each other named executive officer for whom we established individual performance objectives.
We will continue to provide similar disclosure in future filings, though the scope of such disclosure may be limited based on our consideration of the potential adverse competitive effects of disclosing particular individual performance objectives. In response to the Staff’s comment, we will relocate this disclosure so that it is included under the caption “Compensation Discussions and Analysis — Elements of Our Compensation Program.”

Securities and Exchange Commission
August 22, 2011

Grants of Based Awards, page 20
3.	It appears that the cash incentive compensation plan should be included in the grants of plan based awards table. Please confirm that you will provide such disclosure in future filings. Please provide us with proposed draft disclosure.
All awards under our annual cash incentive compensation plan have been based on annual performance targets. As a result, at the time we file our Annual Report on Form 10-K, the actual amounts payable with respect to the prior fiscal year have been determined, and we include those amounts in the Summary Compensation Table under the caption “Non-Equity Incentive Plan ($).”
We also provide substantially the same information contemplated by the “Grants of Plan Based Awards” table with respect to each named executive officer in a Current Report on Form 8-K when we approve each year’s plan. See, for example, Item 5.02 of the report filed on December 10, 2010, in which we disclosed each named executive’s bonus opportunity, the portion of that opportunity based on specified quantitative objectives and the portion based on individual performance objectives, and the range in the percentage of the portion allocable to each category of objectives for which the individual could be eligible. This disclosure allows investors to calculate the minimum and maximum amounts payable under the plan.
Because there are no “Future Payments” for which any of our named executive officers may be eligible with respect to awards made during the last completed fiscal year at the time we file our Annual Report on Form 10-K, we believe it would be confusing and potentially misleading to provide “threshold,” “target” and “maximum” amounts payable with respect to those awards, as the actual amount earned with respect thereto is known.
In future filings, we will include a footnote to the “Non-Equity Incentive Plan ($)” column of our Summary Compensation Table to clarify that the amounts set forth in that column represent amounts earned under our cash incentive compensation program. In addition, if we modify the manner in which we make awards under such programs such that there remain future payments that could be made thereunder with respect to awards granted in the most recent completed fiscal year at the time we make any filing that requires disclosure in response to Item 402 of Regulation S-K, we will include appropriate disclosure as required in the “Grants of Plan Based Awards” table.

Securities and Exchange Commission
August 22, 2011

In addition, the Company acknowledges the following:
1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If further information or clarification with respect to this letter is desired, please contact the undersigned at (215) 282-5566.

Sincerely,
/s/ Keith D. Schneck
Keith D. Schneck
Executive Vice President and Chief Financial Officer

cc: Thomas G. Spencer, Esq., Duane Morris LLP